Exhibit 99.13

PRESS RELEASE

Sao Tome & Principe: TotalEnergies acquires an offshore
exploration license

Paris, June 26, 2024 – TotalEnergies has signed an agreement to acquire a 60% interest and operatorship in Block STP02, offshore Sao Tome and Principe, from the Agência Nacional do Petroléo de S. Tomé e Principé (ANP-STP). The remaining interest will be held by the existing license holders, Sonangol (30%) and ANP-STP (10%). The transaction is subject to final approvals from relevant authorities.

Located within an emerging basin, 60 km off the coast of Principe, Block STP02 covers an area of 4,969 km2. Block STP02 is adjacent to the Block STP01 license operated by TotalEnergies (55%) alongside Sonangol (30%) and ANP-STP (15%).

“Following the encouraging prospectivity interpreted on the 3D seismic data on adjacent Block STP01, TotalEnergies continues to progress its exploration effort in Sao Tome and Principe, by entering this promising license, thereby maintaining the optionality of the Company's portfolio”, said Kevin McLachlan, Senior Vice-President Exploration of TotalEnergies.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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